October 10, 2013

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:                             Plains GP Holdings, L.P.

Registration Statement on Form S-1

File No. 333-190227

Ladies and Gentlemen:

On behalf of Plains GP Holdings, L.P. (the “Partnership”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-1 be accelerated to 4:00 p.m., Washington, D.C. time, on October 15, 2013, or as soon thereafter as practicable. The Partnership hereby acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

•                  the Partnership may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This request has been transmitted via EDGAR. If you need additional information, please contact Alan Beck (713) 758-3638 of Vinson & Elkins L.L.P.

*              *              *              *              *

Very truly yours,

PLAINS GP HOLDINGS, L.P.

By:	PAA GP HOLDINGS LLC,
its general partner

By:	/s/ Richard McGee
Name:	Richard McGee
Title:	Executive Vice President, General Counsel and Secretary

cc:                                David Oelman, Vinson & Elkins L.L.P.

Alan Beck, Vinson & Elkins L.L.P.

Joshua Davidson, Baker Botts L.L.P.

Jason Rocha, Baker Botts L.L.P.